

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2010

Julia Xu
Chief Financial Officer
ReneSola Ltd
No. 8 Baoqun Road
Yaozhuang County
Jiashan Town
Zhejiang Province 314117
People's Republic of China

  Re: ReneSola Ltd
     Form 20-F for the year ended December 31, 2009
     Filed June 7, 2010
     File No. 1-33911

Dear Ms. Xu:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2009

Item 4. Information on the Company, page 28

D. Property, Plants and Equipment, page 43

1. Please revise future filings to describe major encumbrances on material tangible fixed assets, if any; the extent of utilization of the facilities; and how the assets were held. See Form 20-F Item 4.D. For example, we note your disclosure that some of your short-term and long-term borrowings were secured by land use rights, property, plant, and equipment on pages 60-61 and F-30, but you did not mention encumbrances on any of your fixed assets in your property, plants and equipment section.

Item 5 – Operating and Financial Review and Prospects, page 43

A – Operating Results, page 44

Cost of Revenues, page 49

2. We note your reference to gross margin excluding inventory write-downs. While disclosure of material items impacting your gross margin may be meaningful, your current disclosure results in the presentation of a non-GAAP financial measure for which you have not included all of the disclosures required by Item 10(e) of Regulation S-K. Please revise future filings to remove the non-GAAP financial measure, gross margin, excluding inventory write-downs, or otherwise provide all of the disclosures required by Item 10(e) of Regulation S-K.

Critical Accounting Policies, page 53

Income tax, page 54

3. We see that during the year ended December 31, 2009 you recognized deferred tax assets of $55,221,403 related to net operating losses of Zhejiang Yuhui and Sichuan Renesola. Please revise future filings to address the factors considered by management in determining it is more likely than not the referenced deferred tax assets as December 31, 2009 will be realized. Discuss uncertainties surrounding the realization of the deferred tax asset and material assumptions underlying your determination that the net asset will be realized. If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, describe these assumed future events, quantified to the extent practicable. Refer to paragraphs 740-10-30-16 through 25 of the FASB Accounting Standards Codification.

Liquidity and Capital Resources, page 60

4. We note that as of December 31, 2009, you had outstanding short-term borrowings of $358.6 million that were due within one year. We further note that a portion of these borrowings is trade financing and can be rolled over. Please revise future filings to quantify the amount of outstanding short-term financing that can be rolled over and how this could impact your liquidity.

5. We note that some of your long term loan agreements contain financial covenants. Please revise future filings to quantify your most restrictive covenants.

E. Off-balance Sheet Arrangements, page 67

6. We note your disclosure that there were no material off-balance sheet arrangements, "other than those discussed under 'Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations.'" However, we also note that your tabular disclosure of contractual obligations does not appear to discuss any off-balance sheet arrangements. Please tell us whether you had any material off-balance sheet arrangements. If you had off-balance sheet arrangements, please tell us how they are disclosed in the tabular disclosure of contractual obligations.

Note 2 – Summary of Principal Accounting Policies, page F-11

U – Warranty Costs, page F-17

7. We note that you provide product warranties for 10 to 25 years, and that you record an estimated warranty liability based on "an assessment of the Company's and competitors' accrual history, industry-standard testing, estimates of failure rates from quality review and other assumptions that are considered to be reasonable under the circumstances." Please revise future filings to clearly disclose the significant "other assumptions that are considered reasonable under the circumstances." Additionally please disclose your warranty accrual rate.

Note 3 – Acquisition of JC Solar, page F-21

8. We note that that the intangible assets you acquired were recognized based on a valuation conducted by an independent valuation firm. Please describe for us the nature and extent of the independent valuation firm's involvement in the determination of the fair value of these assets and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding reference to a specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations available at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

Note 7 – Fair Value Measurements, page F-24

9. We note that on October 22, 2009 you settled a supplier advance of $19,019,325 in exchange for common shares of that supplier. We further note that during the period ending December 31, 2009 you recorded an other than temporary impairment on these securities of $13,366,936. Please tell us how you valued the shares you received from the supplier at October 22, 2009. Describe to us the circumstances that led to the significant other than temporary impairment of the investment from October 22, 2009 to December 31, 2009.

Note 8 – Income Taxes, page F-26

10. Please revise future filings to include disclosure of the components of income (loss) before income tax expense (benefit) as either domestic or foreign as required by Rule 4-08(h)(1)(i) of Regulation S-X.

Note 11 – Convertible Bond, page F-31

11. We note that you repurchased about RMB 713,900,000 par value convertible bond for $84,121,078 and 4,000,000 common shares. We further note that you recognized an aggregate gain of $7,995,337 on this transaction. Please explain to us how you accounted for the transaction and provide us with your calculation of the gain you recognized. Please cite any authoritative literature upon which you are relying.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue, Staff Attorney at (202) 551-3841 or Timothy Buchmiller, Reviewing Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief